Snipp Selected as a Preferred Supplier for the World’s Largest Food and

Beverage Company With New MSA Signing

TORONTO, July 03, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has received an evergreen MSA contract from a leading global CPG company after three-plus years of Snipp’s solutions being audited, screened and trialed by this CPG. A member of the Global Fortune 100, the client is one of the largest food and beverage companies in the world by revenue, with over 2000 brands across 189 countries.

The signed agreement covers a range of brands across categories from this client’s large portfolio of consumer goods in the US and Canada and formally establishes Snipp as a preferred promotion marketing administration and fulfillment services supplier for the client’s range of shopper marketing, promotion and rebate solutions.

Snipp has successfully run multiple programs for this client over the last few years in the food, baby and pet care categories across the SnippCheck, SnippRewards and SnippLoyalty platforms. In addition to periodic marketing promotions, Snipp has also managed a loyalty rewards program for one of the customer’s pet care brands.

“We have been seeking this qualification from this client since 2015. Finally, after years of hard work and effort we have finally been awarded a license to work freely across the entire portfolio of brands for this client. We are proud that an industry leader that is one of the most respected companies in each of its many consumer product categories has selected us after years of testing and evaluating our solutions. Over the last few years we have launched a number of unique and successful programs in the CPG industry, so this new designation as a preferred supplier reflects our growing reputation as an effective and trusted partner for Fortune 500 companies and their brands,” commented Atul Sabharwal, CEO and founder of Snipp. “Each time that we expand a contract with a major multi-brand client, we unlock more access and exposure across that client’s brand universe. We are thankful for this vote of confidence and look forward to deploying our expertise across this client’s extensive portfolio of brands as our relationship expands not only in North America, but also globally.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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